Filed pursuant to General Instruction II.L of Form F-10
File No. 333-292245

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 18, 2025

New Issue	December 18, 2025

CGI Inc.

Offer to exchange all outstanding 4.950% Notes due 2030 issued on March 14, 2025 (CUSIP: 12532H AK0; C2R71L AC5) for up to US$650,000,000 aggregate principal amount of registered 4.950% Notes due 2030 (CUSIP: 12532H AM6)

The Initial Notes:

US$650,000,000 aggregate principal amount of 4.950% Notes due 2030 (the “Initial Notes”) were originally issued by CGI Inc. (“CGI” or the “Company”) on March 14, 2025 in a transaction that was exempt from registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and resold to qualified institutional buyers in reliance on Rule 144A and non-U.S. persons outside the United States in reliance on Regulation S under the U.S. Securities Act.

The New Notes:

The terms of the new 4.950% Notes due 2030 (the “New Notes”) are substantially identical to the terms of the Initial Notes, except that the New Notes will be registered under the U.S. Securities Act, will not contain restrictions on transfer or certain provisions relating to additional interest, will bear a different CUSIP number from the Initial Notes and will not entitle their holders to registration rights. The New Notes will evidence the same continuing indebtedness as the Initial Notes. We refer to the Initial Notes and the New Notes together as the “Notes”.

Exchange Offer:

Our offer to exchange Initial Notes for New Notes will commence on December 18, 2025 and will be open until 5:00 p.m., New York City time, on January 21, 2026 unless we extend the offer.

Acquiring the New Notes involves certain risks that should be carefully considered. See “Risk Factors” in this prospectus supplement as well as “Risk Factors” in the prospectus. New Notes will be issued in exchange for an equal aggregate principal amount of outstanding Initial Notes validly tendered and accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept the Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange Offer-Terms of the Exchange Offer—Conditions”.

This prospectus supplement does not qualify the New Notes for public distribution under the securities laws of any province or territory of Canada. The New Notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada.

Closing of the exchange offer and delivery of the New Notes, in book-entry only form through The Depository Trust Company (“DTC”), is expected to occur on or about January 26 2026, or such other date as may be agreed upon by us and Computershare Trust Company, N.A. DTC or its nominee will hold the New Notes in book-entry only form as depositary for the participants of DTC. A holder that acquires New Notes in exchange for Initial Notes will receive only a customer confirmation from the registered dealer (who is a participant) from or through whom such New Notes are acquired. Except as otherwise stated herein, holders of New Notes will not be entitled to receive physical certificates representing their ownership thereof. See “Book-Entry System”.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. The letter of transmittal delivered pursuant to the exchange offer for Initial Notes states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the U.S. Securities Act. This prospectus supplement, together with the accompanying prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Under the registration rights agreement dated as of March 14, 2025, entered into in connection with the issuance of the Initial Notes, we have agreed that for a period of up to 180 days we will use commercially reasonable efforts to make this prospectus supplement, and the accompanying prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, to the extent any such broker-dealer participates in the exchange offer. See “Plan of Distribution”.

There is no market through which the New Notes may be sold and holders may not be able to resell New Notes exchanged for Initial Notes under this prospectus supplement. This may affect the pricing of the New Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the New Notes and the extent of issuer regulation. See “Risk Factors”.

CGI is permitted, under a multijurisdictional disclosure system adopted in the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Our annual audited consolidated financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). They may not be comparable to the financial statements of United States companies.

Owning and disposing of the Notes may subject you to tax consequences in the United States and Canada, and other jurisdictions in which you are subject to tax. You should read the tax discussion in this prospectus supplement and the prospectus. This prospectus supplement may not describe the tax consequences of a holder’s particular situation. We urge holders to consult their own tax advisors regarding the application of tax laws to their particular situation.

We are a corporation existing under the laws of the Province of Québec. Our executive and registered offices are located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4. A substantial portion of our assets are located outside of the United States. In addition, several of our directors and officers named in this prospectus supplement and the documents incorporated by reference herein are resident outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of the courts of the United States. See “Enforceability of Certain Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC OR ANY STATE, PROVINCIAL OR TERRITORIAL SECURITIES COMMISSION OR SIMILAR AUTHORITY PASSED

UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No proceeds will be raised pursuant to this exchange offer and all expenses in connection with the preparation and filing of this prospectus supplement will be paid by the Company from its general corporate funds.

No underwriter or dealer has been involved in the preparation of this prospectus supplement or has performed any review of the contents of this prospectus supplement or the prospectus.

Prospective investors should be aware that, during the period of the exchange offer, the Company and its affiliates, directly or indirectly, may bid for or make purchases of New Notes to be distributed or Initial Notes to be exchanged, or certain related debt securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

Mary G. Powell, Alison C. Reed, George D. Schindler, Kathy N. Waller and Frank Witter, each a director of CGI, reside outside of Canada. Each of the aforementioned individuals has appointed CGI Inc., located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this prospectus supplement, which describes the specific terms of this exchange offer and adds to and supplements information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the prospectus, which gives more general information, some of which may not apply to this exchange offer. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of this exchange offer. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Where You Can Find More Information” in this prospectus supplement. Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus supplement or the prospectus and is not incorporated by reference herein.

You should rely only on the information contained in this prospectus supplement, the prospectus and the information incorporated therein by reference. If the description of the New Notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated therein by reference, you should rely on the information in this prospectus supplement.

We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange the Initial Notes for the New Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement is accurate only as of the respective date of the document in which such document appears.

The New Notes have not been and will not be qualified for public distribution under the securities laws of any province or territory of Canada. The New Notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada.

CGI’s annual audited consolidated financial statements are prepared in accordance with IFRS Accounting Standards. Unless otherwise indicated, any other financial information included or incorporated by reference in this prospectus supplement has been derived from annual audited consolidated financial statements or unaudited interim condensed consolidated financial statements prepared in accordance with IFRS Accounting Standards, which differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As a result, our financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP. This prospectus supplement does not include any explanation of the principal differences or any reconciliation between IFRS Accounting Standards and U.S. GAAP.

References to “$” and “dollars” in this prospectus supplement are to Canadian dollars and references to “US$” or “U.S. dollars” in this prospectus supplement are to United States dollars unless otherwise indicated. See “Exchange Rate Information”.

In this prospectus supplement, “we”, “us” and “our” refer to CGI and its subsidiaries.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC are specifically incorporated by reference in this prospectus supplement:

(a)	our annual information form dated December 9, 2025 for the fiscal year ended September 30, 2025;

(b)

our audited annual consolidated financial statements, and the related notes thereto, for the fiscal years ended September 30, 2025 and 2024, the related management’s report on internal control over financial reporting, and the report of our independent registered public accounting firm thereon;

(c)	our management’s discussion and analysis for the fiscal years ended September 30, 2025 and 2024 (the “Annual MD&A”);

(d)	our management proxy circular dated December 1, 2025 for our annual meeting of shareholders to be held on January 28, 2026.

Any annual information form, annual audited consolidated financial statements (including the report of our independent registered public accounting firm thereon), unaudited interim condensed consolidated financial statements, management’s discussion and analysis, material change report (excluding any confidential material change reports), business acquisition report or information circular or amendments thereto and all other documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus that we file with any securities commission or similar regulatory authority in Canada after the date of this prospectus supplement and prior to the completion or withdrawal of any offering under this prospectus supplement will be incorporated by reference in this prospectus supplement and will automatically update and supersede information included or incorporated by reference in this prospectus supplement. To the extent that any document or information incorporated by reference in this prospectus supplement is included in a report filed with or furnished to the SEC by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus forms a part. In addition, all documents we file with or furnish to the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus supplement and prior to the completion or withdrawal of any offering under this prospectus supplement, shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which the accompanying prospectus forms a part from the date of filing or furnishing of such documents (in the case of any Report on Form 6-K, if and to the extent expressly set forth in such report).

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of CGI Inc., 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, (514) 841-3200. These documents are also available through the internet via the System for Electronic Data Analysis and Retrieval + (“SEDAR+”), which can be accessed at www.sedarplus.ca.

We file certain reports with, and furnish other information to, the SEC and the provincial and territorial securities regulatory authorities of Canada. CGI’s SEC file number is 000-29716. Under the multijurisdictional disclosure system adopted in the United States, such reports and other information may be prepared in accordance with the disclosure requirements of the Canadian securities regulatory authorities, which requirements are different from those of the United States. As a foreign private issuer, CGI is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and CGI’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Our reports and other information filed with or furnished to the SEC are available, and our reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services.

We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the securities being offered hereunder and of which this prospectus supplement forms a part. This prospectus supplement does not contain all the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

MARKET AND INDUSTRY DATA

This prospectus supplement contains or incorporates by reference estimates regarding market data, which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe those estimates are reasonable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data. As a result, you should be aware that market data set forth herein or incorporated by reference herein, and estimates and beliefs based on such data, may not be reliable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and certain documents incorporated by reference herein may contain “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbors. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbor provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including, without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this prospectus supplement and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the SEC (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this prospectus supplement are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this prospectus supplement, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found under “Risk Factors” in this prospectus supplement and “Risk Environment” of the Annual MD&A, which are incorporated by reference in this cautionary statement. You should also carefully consider the matters discussed under “Risk Factors—Risks Related to the New Notes” in this prospectus supplement. We also caution readers that the risks described in the previously mentioned sections and in other sections of this prospectus supplement are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

EXCHANGE RATE INFORMATION

The daily average exchange rate on December 17, 2025, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 equals US$1.3782.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

CGI is governed by the laws of the Province of Québec and its principal place of business is outside the United States. Several of our directors and officers and the experts named in this prospectus supplement reside outside of the United States, and a substantial portion of our assets may be located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on CGI, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against CGI or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against CGI or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

We have been advised by Fasken Martineau DuMoulin LLP, our Canadian counsel, that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction over the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. We have also been advised by Fasken Martineau DuMoulin LLP that it is less certain that an action can be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

We are offering to exchange US$650,000,000 aggregate principal amount of Initial Notes for an equivalent aggregate principal amount of our New Notes, evidencing the same continuing indebtedness as the Initial Notes. In order to exchange your Initial Notes, you must properly tender them, and we must accept your tender. We will exchange all outstanding Initial Notes that are validly tendered and not validly withdrawn.

Exchange Offer:	We will exchange your Initial Notes for an equivalent aggregate principal amount of our New Notes.

Expiration Date:

The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on January 21, 2026, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes:

The New Notes will accrue interest at a rate of 4.950% per annum from and including the last interest payment date on which interest has been paid on the Initial Notes or, if no interest has been paid on the Initial Notes, from the issue date of the Initial Notes. No additional interest will be paid on Initial Notes tendered and accepted for exchange.

Conditions to the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. See “Exchange Offer—Terms of the Exchange Offer—Conditions”.

Procedures for Tendering Initial Notes:

If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of Initial Notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus supplement and in the letter of transmittal. See “Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering”, “Exchange Offer—Terms of the Exchange Offer—Book-Entry Transfer”, “Exchange Offer—Terms of the Exchange Offer—Exchanging Book-Entry Notes” and “Exchange Offer—Terms of the Exchange Offer—Guaranteed Delivery Procedures”.

Guaranteed Delivery Procedures:

If you wish to tender your Initial Notes, but cannot properly do so prior to the expiration date, you may tender your Initial Notes in accordance with the guaranteed delivery procedures described in “Exchange Offer—Terms of the Exchange Offer—Guaranteed Delivery Procedures”.

Withdrawal Rights:

Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Initial Notes and Delivery of New Notes:

Subject to certain conditions, any and all Initial Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “Exchange Offer—Terms of the Exchange Offer”.

U.S. Federal and Canadian Federal Income Tax Considerations:

The exchange of the Initial Notes for the New Notes should not constitute a taxable exchange for U.S. federal or Canadian federal income tax purposes, and the New Notes will evidence the same continuing indebtedness as the Initial Notes for such purposes. See “U.S. Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations”.

Exchange Agent:	Computershare Trust Company, N.A. is serving as the exchange agent.

Summary of Terms of the New Notes:	The terms of the New Notes are substantially identical to the terms of the Initial Notes except that the New Notes:

• will be registered under the U.S. Securities Act, and therefore will not contain restrictions on transfer;

• will not contain certain provisions relating to additional interest;

• will bear different CUSIP numbers from the Initial Notes; and

• will not entitle their holders to registration rights.

Resale of New Notes:	It may be possible for you to resell the New Notes issued in the exchange offer without compliance with the registration or prospectus delivery provisions of the U.S. Securities Act if:

• you are acquiring the New Notes in the ordinary course of your business;

• you are not a broker-dealer that acquired the Initial Notes from us or in market-making transactions or other trading activities;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you; and

• you are not an affiliate, under Rule 405 of the U.S. Securities Act, of us.

If you are a broker-dealer and receive New Notes for your own account in exchange for Initial Notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus supplement and the accompanying prospectus in connection with any resale of the New Notes. See “Plan of Distribution”.

Consequences of Failure to Exchange Initial Notes:	If you do not participate in this exchange offer: • subject to certain limited exceptions, you will not necessarily be able to require us to register your Initial Notes under the U.S. Securities Act;

•

you will not be able to resell, offer to resell or otherwise transfer your Initial Notes unless they are registered under the U.S. Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, registration under the U.S. Securities Act; and

• the trading market for your Initial Notes will become more limited to the extent other holders of Initial Notes participate in the exchange offer.

See “Exchange Offer—Terms of the Exchange Offer—Consequences of Failure to Exchange” and “Exchange Offer—Terms of the Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of New Notes”.

SUMMARY OF THE TERMS OF THE NEW NOTES

The following summary contains basic information about the New Notes and is not intended to be complete. For a complete understanding of the New Notes, please refer to the discussion under “Description of the New Notes” beginning on page 22 of this prospectus supplement. References to “we”, “us” and “our” in this section titled “Summary of Terms of the New Notes” refer to CGI Inc. and not to any of its subsidiaries.

Issuer:	CGI Inc.

Notes Offered:	US$650,000,000 aggregate principal amount of 4.950% Notes due 2030.

Maturity Date:	The New Notes will mature on March 14, 2030.

Interest:	Interest on the New Notes will accrue from September 14, 2025 at a rate of 4.950% per annum, payable on March 14 and September 14 of each year, beginning on March 14, 2026.

Ranking:	The New Notes will be our unsecured senior obligations, and will:

• rank equally with all of our other existing and future unsecured senior obligations;

• rank senior in right of payment to any of our future subordinated obligations;

• be effectively subordinated to any of our existing and future secured obligations, to the extent of the value of the collateral securing such obligations; and

• will be structurally subordinated to the liabilities, including guarantees and trade payables, of our subsidiaries.

As at September 30, 2025, the aggregate amount of our consolidated debt, as determined consistent with IFRS Accounting Standards and reflected on our consolidated balance sheet, was approximately $3,637.8 million, and we had approximately $1,496.2 million of unused commitments under our credit facility. As at September 30, 2025, we and our subsidiaries had no secured debt.

As at September 30, 2025, our subsidiaries had debt, as determined in accordance with IFRS Accounting Standards, including guarantees by certain of our subsidiaries of indebtedness under our credit facility and trade payables and excluding intracompany debt, of approximately $1,026.7 million.

See “Description of the New Notes”.

Optional Redemption:

At any time prior to February 14, 2030 (the date that is one month prior to the maturity date of the New Notes) (the “Par Call Date”), we may redeem the New Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 15 basis points less (b) interest accrued to, but not including, the date of redemption, and (ii) 100% of the principal amount of the New Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, we may redeem the New Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the New Notes thereon, but not including, the redemption date. See “Description of the New Notes—Optional Redemption”.

We also may redeem the New Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the New Notes, to but not including, the redemption date if, at any time, changes to Canadian law require us to withhold taxes from payments on the New Notes; provided that we give notice of such redemption at least 10 days but not more than 60 days prior to the date fixed for redemption. See “Description of the New Notes—Tax Redemption”.

Change of Control:

Upon the occurrence of a Change of Control Repurchase Event (as defined herein), we will be required to make an offer to repurchase the New Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of the New Notes—Change of Control Repurchase Event”.

Additional Amounts:

Any payments made by us with respect to the New Notes will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of New Notes, we will pay the additional amount necessary so that the net amount received by the holders of New Notes after the withholding is not less than the amount that they would have received in the absence of the withholding, subject to certain limited exceptions. See “Description of the New Notes—Certain Covenants—Payment of Additional Amounts”.

Certain Covenants:	The indenture dated as of March 14, 2025 (the “indenture”) between us and Computershare Trust Company, N.A., as trustee will govern the New Notes and contains covenants that, among other things:

• limit our ability to create certain security interests; and

• restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications which are described under “Description of the New Notes”.

Use of Proceeds:	We will not receive any proceeds from the exchange offer.

Risk Factors:

You should carefully consider the risk factors set forth under “Risk Factors” beginning on page S-9 and the other information contained in this prospectus supplement prior to deciding whether to exchange Initial Notes for New Notes.

RISK FACTORS

In deciding whether to exchange Initial Notes for New Notes, you should carefully consider the risks described below, as well as the information included or incorporated by reference in this prospectus supplement, including information in respect of the risks affecting our business described in section 10, “Risk Environment”, of the Annual MD&A. In addition, please read “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included, or to the extent not superseded hereby, incorporated by reference in this prospectus supplement.

Risks Related to the New Notes

Our indebtedness limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future financial commitments and liquidity needs.

As at September 30, 2025, we had debt, as determined consistent with IFRS Accounting Standards and reflected on our consolidated balance sheet, of approximately $3,637.8 million, and we had approximately $1,496.2 million of unused commitments under our credit facility. Our ability to satisfy our debt obligations, including the New Notes, and our ability to refinance our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs, including our obligations to repay our indebtedness, a significant amount of which will become due and payable prior to the maturity of the New Notes.

The amount and terms of our debt could have material consequences to our business, including, but not limited to:

•	making it more difficult for us to satisfy our debt covenants and debt service, lease payment and other obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations and proceeds of any equity issuances to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general operating requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage when compared to competitors with relatively less amounts of debt.

Despite our current level of indebtedness, we may need to incur additional indebtedness in the future. The terms of our credit facility, indentures and other agreements governing our indebtedness allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify. Furthermore, if future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We may be unable to repay the New Notes when due or repurchase the New Notes when we are required to do so.

At final maturity of the New Notes or in the event of an acceleration of the New Notes following an event of default, the entire outstanding principal amount of the New Notes will become due and payable. If we were unable to make the required payments or repurchases of the New Notes, it would constitute an event of default under the New Notes offered hereby and, as a result, under our credit facility and other outstanding indebtedness. It is possible that we will not have sufficient funds at maturity or upon acceleration to make the required payments or repurchases of New Notes and other debt securities.

Some of our financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity. Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our credit facility, the indentures governing our outstanding senior unsecured notes and the indenture governing the New Notes offered hereby, which agreements, indentures and instruments contain financial and other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted. In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of such new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial covenants contained in our financing agreements and other debt instruments.

We may not be able to finance a change of control offer required by our credit agreements, indentures governing our outstanding senior unsecured notes and the indenture governing the New Notes offered hereby, because we may not have sufficient funds at the time of the change of control.

If we were to experience a change of control (as defined under the indenture governing the New Notes offered hereby, the indentures governing our outstanding senior unsecured notes and under our credit facility), we may be required to make an offer to purchase all of the New Notes or other debt securities then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase, or to repay indebtedness under the credit facility. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the New Notes or other debt securities, or to make the required repayment of indebtedness. Our failure to offer to repurchase Notes or other debt securities following a change of control would result in a default under the indenture, which could lead to a cross-default under our credit facility and under the terms of our other indebtedness.

The issuer’s holding company structure may impact the ability of the holders of New Notes to receive payment on the New Notes.

We are a holding company with no material assets other than our equity interests in our subsidiaries and our equity interests in our subsidiaries represent a significant portion of our assets. As a result, our ability to repay our indebtedness, including the New Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries do not have any obligation to pay amounts due on the New Notes or to make funds available for that purpose. In addition, our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the New Notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. Our right to participate in any distribution of our subsidiaries’ assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ creditors, including any trade creditors and preferred shareholders.

A financial failure by any entity in which we have an interest may hinder the payment of the New Notes.

A financial failure by any entity in which we have an interest could affect payment of the New Notes if a bankruptcy court were to “substantively consolidate” that entity with our subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the New Notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base.

The New Notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the collateral securing that indebtedness.

The New Notes will not be secured by any of our assets. As a result, the New Notes will be effectively subordinated to any of our future secured obligations to the extent of the value of the collateral securing such obligations. We may incur secured debt in the future. As at September 30, 2025, we had no secured debt. The effect of this effective subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution, reorganization or other insolvency proceeding in involving us, the proceeds from the sale of collateral securing our secured indebtedness will be available to pay obligations on the New Notes only after all secured debt has been paid in full. As a result, the holders of the New Notes may receive less, ratably, than the holders of secured debt in the event of bankruptcy, insolvency, liquidation, dissolution, reorganization or other insolvency proceeding involving us.

The New Notes will be structurally subordinated to the indebtedness of our subsidiaries.

You will not have any claim as a creditor against our subsidiaries. As a result, all indebtedness and other liabilities, including trade payables, of our subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the New Notes. As at September 30, 2025, our subsidiaries had debt, as determined in accordance with IFRS Accounting Standards, of approximately $1,026.7, including guarantees by certain of our subsidiaries of indebtedness under our credit facility and trade payables and excluding intracompany debt.

Federal and state fraudulent transfer laws permit a court to void the New Notes, and, if that occurs, you may not receive any payments on the New Notes.

The issuance of the New Notes may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we received less than reasonably equivalent value or fair consideration in return for issuing the New Notes, and, in the case of (2) only, one of the following is also true:

•	we were insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us with an unreasonably small amount of capital to carry on the business; or

•	we intended to, or believed that we would, incur debts beyond our ability to pay as they mature.

If a court were to find that the issuance of the New Notes was a fraudulent conveyance, the court could void the payment obligations under the New Notes or further subordinate the New Notes to presently existing and future indebtedness of ours, or require the holders of the New Notes to repay any amounts received with respect to the New Notes. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the New Notes. Further, the voidance of the New Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the New Notes would not be further subordinated to our other debt.

Canadian federal bankruptcy laws and comparable provisions of provincial and territorial fraudulent conveyance and preferential legislation include similar provisions, which are further discussed in the section titled “The New Notes may be challenged under applicable insolvency, or other laws, which could impair the enforceability of the New Notes”.

In the event that we become insolvent, insolvency proceedings will be governed by Canadian law and the laws of other jurisdictions.

We are incorporated in Québec and subject to the laws of Québec and Canada. Canadian corporate insolvency laws, which are principally contained in the Companies’ Creditors Arrangement Act (the “CCAA”), the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Winding-up and Restructuring Act (Canada), are different from the corporate insolvency or bankruptcy laws of the United States. In particular, proceedings under the CCAA, which provides for the potential re-organization of an insolvent company, differ from proceedings under Chapter 11 under the U.S.

Bankruptcy Code in some respects. If we become insolvent, the treatment and ranking of the holders of the New Notes, other creditors and shareholders under Canadian law may be different than the treatment and ranking under the bankruptcy laws of the United States.

The New Notes may be challenged under applicable insolvency, or other laws, which could impair the enforceability of the New Notes.

Under corporate insolvency laws in Canada, a note could be voided. Our liability under the New Notes could be reduced, including to zero, if successfully challenged by a trustee in bankruptcy (a “Bankruptcy Trustee”) under the provisions of the BIA, a court-appointed monitor (a “Monitor”) under the provisions of the CCAA or in some circumstances by an affected creditor. In addition, various other orders could be made by a court in relation to the New Notes, such as a stay of proceedings preventing payments being made under the New Notes, and orders requiring the repayment of monies paid or providing for the discharge of debts.

Under Canadian law, if a Bankruptcy Trustee or Monitor is appointed with respect to any Canadian company, the Bankruptcy Trustee or Monitor would have the power to investigate the validity of past transactions such as the issuance of the New Notes, and may seek various court orders, including orders to have declared void certain transactions entered into prior to the commencement of the insolvency proceeding of such company and for the repayment of money. These transactions include transactions which:

•	are at below the fair market value for the assets transferred;

•	result in property being transferred for no or inadequate consideration;

•	unfairly disregard the interests of creditors;

•	result in fraudulent preference being given to a creditor; or

•	otherwise defeat, hinder, delay or defraud creditors.

There are varying periods before the commencement or deemed commencement of a company’s insolvency proceeding during which, if the company enters into a transaction of a type that is voidable, the transaction may be set aside as a result of a Bankruptcy Trustee or Monitor seeking a court order. For example, a preference transaction entered into when the company is insolvent or which results in the company becoming insolvent, may be declared void if the company entered into it within the three-month period preceding the commencement of the company’s insolvency proceeding or, if the transaction was with a related entity, within a twelve-month period. Similarly, a conveyance of property for conspicuously less than fair market value could be voided if made to an unrelated entity within one year, or if made to a related entity within five years.

The test for whether a company is an “insolvent person” under the BIA and CCAA in this context is whether the relevant company is able to pay its obligations generally when they become due or whether the assets of the company, on fair valuation, are insufficient, or if disposed of at a fairly conducted sale under legal process would not be sufficient, to pay all of the obligations of the company due and accruing due.

Under Canadian law, a note given by a company may be set aside or subordinated on a number of grounds in addition to the voidable transactions described above, including pursuant to principles of equitable subordination.

In addition, under the laws of Canada, certain of our other debts and liabilities, such as employee entitlements, pension liabilities or other amounts owed to taxing authorities and other government claimants, would be expected to rank ahead of claims under the New Notes in the event of insolvency or similar proceedings.

The issuance of the New Notes may be subject to review under Canadian provincial or territorial assignment and preference and fraudulent conveyance statutes. While the relevant laws may vary from jurisdiction to jurisdiction, under such laws, the making of a transfer or payment may be a fraudulent conveyance or a voidable assignment or preference under provincial or territorial law if: (i) the payment or transfer of property was made with the intent of defeating, hindering, delaying or defrauding creditors; and (ii) we were insolvent or rendered insolvent by reason of the incurrence of the indebtedness, or if we knew that we were on the eve of insolvency.

If a court were to find that the issuance of the New Notes was a fraudulent conveyance or a voidable preference under provincial or territorial law, the court could void the payment obligations under the New Notes or require the holders of the New Notes to repay any amounts received with respect to the New Notes. In the event of the court making a declaration that a fraudulent conveyance or voidable preference had occurred under provincial or territorial law, holders may not receive any repayment on the New Notes. Further, the declaration that the New Notes are void could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

In addition, there can be no assurance as to how the insolvency laws of the various jurisdictions in which we operate will be applied in relation to one another.

There is no public market for the New Notes, and we cannot assure you that a market for the New Notes will develop.

There is no existing trading market for the New Notes. We do not intend to apply for the listing of the New Notes on any securities exchange or automated interdealer quotation system.

The New Notes will be a new class of securities for which there is no established public trading market, and no assurance can be given as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the New Notes to sell their New Notes; or

•	the price at which the holders of the New Notes would be able to sell their New Notes.

If such a market were to exist, the New Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	time remaining to the maturity of the New Notes;

•	outstanding amount of the New Notes;

•	prevailing interest rates and the markets for similar securities;

•	the then-current ratings assigned to the New Notes;

•	the interest of securities dealers in making a market;

•	the market price of our subordinate voting shares;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Any rating assigned to our debt securities could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the New Notes. Credit ratings are not recommendations to purchase, hold or sell the New Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the New Notes or other factors discussed in this prospectus supplement on the value of the New Notes.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the New Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your New Notes without a discount.

Changes in interest rates may cause the market price or value of the New Notes to decline.

Prevailing interest rates will affect the market price or value of the New Notes. The market price or value of the New Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Company may redeem the New Notes before the applicable maturity date.

The Company may redeem some or all of the New Notes at its option in the circumstances described herein. Moreover, the Company may also redeem all of the New Notes if, at any time, changes to Canadian law require the Company to withhold taxes from payments on the New Notes. In either case, any redemption of New Notes may, depending on prevailing market conditions at the time, create reinvestment risk for the holders of the New Notes to be redeemed in that they may be unable to find a suitable replacement investment with a comparable return to the New Notes.

Risks Related to the Exchange Offer

If you fail to exchange your Initial Notes, they will continue to be subject to transfer restrictions and may become less liquid.

Initial Notes that you do not tender or we do not accept will, following the exchange offer, continue to be subject to transfer restrictions, and you may not offer or sell them except pursuant to an exemption from, or in a transaction not subject to, the U.S. Securities Act and applicable state securities law. The restrictions on the transfer of your Initial Notes arise because we issued the Initial Notes in a transaction not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. In general, you may only offer or sell the Initial Notes if they are registered under the U.S. Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements.

Because we anticipate that most holders of Initial Notes will elect to exchange their Initial Notes, we expect that the liquidity of the market for any Initial Notes remaining after the completion of the exchange offer will be substantially limited. Any Initial Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the Initial Notes outstanding. Following the exchange offer, if you do not tender your Initial Notes you generally will not have any further registration rights, and your Initial Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Initial Notes could be adversely affected.

If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.

We will issue New Notes in exchange for the Initial Notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in “Exchange Offer—Terms of the Exchange Offer—Conditions” and “Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering”. These procedures and conditions include timely receipt by the exchange agent of such Initial Notes (or confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC).

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the New Notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no- action letter (July 2, 1993), we believe that you may offer for resale, resell or otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the U.S. Securities Act. However, in some instances described in this prospectus supplement under “Plan of Distribution”, you will remain obligated to comply with the registration and prospectus delivery requirements of the U.S. Securities Act to transfer your New Notes. In these cases, if you transfer any New Notes without delivering a prospectus meeting the requirements of the U.S. Securities Act or without an exemption from registration of your New Notes under the U.S. Securities Act, you may incur liability under the U.S. Securities Act. We do not and will not assume, or indemnify you against, this liability.

OUR COMPANY

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading provider of business and strategic information technology services with approximately 94,000 consultants and professionals worldwide, whom we refer to as CGI Partners as 88% of them are also shareholders. CGI uses the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our CGI Partners are committed to providing actionable insights that help clients achieve sustainable outcomes. They leverage best-shore centers that deliver scale, innovation and delivery excellence to every engagement.

Corporate Information

CGI Inc. was incorporated on September 29, 1981 under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec), which came into force on February 14, 2011, and which now governs the Company. The Company continued the activities of Conseillers en gestion et informatique CGI Inc., which was originally founded in 1976. CGI became a public company on December 17, 1986 upon completing an initial public offering of its Class A subordinate voting shares.

Our Class A subordinate voting shares are listed on the Toronto Stock Exchange under the ticker symbol GIB.A and on the New York Stock Exchange under the ticker symbol GIB.

Our executive and registered offices are located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, and our telephone number is (514) 841-3200. Our website address is www.cgi.com. We have not incorporated by reference in this prospectus supplement the information included on, or linked from, our website, and you should not consider it to be a part of this prospectus supplement.

EXCHANGE OFFER

Terms of the Exchange Offer

General

In connection with the issuance of the Initial Notes, we entered into a registration rights agreement, dated as of March 14, 2025, with the initial purchasers of the Initial Notes, providing for the issuance of New Notes in exchange for an equivalent aggregate principal amount of Initial Notes. The terms of the New Notes are substantially identical to the terms of the Initial Notes except that the New Notes will be registered under the U.S. Securities Act, and therefore will not contain restrictions on transfer, will not contain certain provisions relating to additional interest, will bear different CUSIP numbers from the Initial Notes and will not entitle their holders to registration rights. You should read the description of the New Notes in the section in this prospectus supplement entitled “Description of the New Notes”. We also refer you to the registration rights agreement, which has been filed as an exhibit to the registration statement of which the accompanying prospectus forms a part.

Under the registration rights agreement, we agreed to file with the SEC a registration statement covering an exchange offer for the Initial Notes and to use reasonable best efforts to have such registration statement declared effective by the SEC on or prior to 360 days after the closing of the offering of the Initial Notes and to consummate the exchange offer within 30 business days after that 360-day period. We will keep the exchange offer open for at least 30 days (or longer if required by law) after the date notice of the exchange offer is sent to holders of the Initial Notes. In accordance with the registration rights agreement, this prospectus supplement does not qualify the distribution of the New Notes under the securities laws of any province or territory of Canada.

Upon the terms and subject to the conditions set forth in this prospectus supplement and in the letter of transmittal, all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. New Notes will be issued in exchange for an equivalent aggregate principal amount of outstanding Initial Notes accepted in the exchange offer. This prospectus supplement, together with the letter of transmittal, is being sent to all holders as of the date of this prospectus supplement. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “— Conditions”.

Initial Notes shall be deemed to have been accepted as validly tendered when, as and if we have given written notice thereof to Computershare Trust Company, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders of Initial Notes for the purposes of receiving the New Notes and delivering New Notes to such holders.

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of CGI within the meaning of Rule 405 under the U.S. Securities Act) without compliance with the registration and prospectus delivery provisions of the U.S. Securities Act, provided that:

•	such New Notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

By tendering Initial Notes in exchange for New Notes and executing the letter of transmittal, each holder will represent to us that:

•	any New Notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the Initial Notes or New Notes within the meaning of the U.S. Securities Act; and

•	it is not an “affiliate”, as defined in Rule 405 under the U.S. Securities Act, of CGI.

If such holder is a broker-dealer, it will also be required to represent that the Initial Notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of New Notes. See “Plan of Distribution”. Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of Initial Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the U.S. Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus, meeting the requirements of the U.S. Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the New Notes in connection with any resale of such New Notes. See “Plan of Distribution”.

Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or certain payments of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the U.S. Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the U.S. Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the Initial Notes.

Expiration Date; Extensions; Amendments; Termination

The expiration date shall be January 21, 2026 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended. The expiration date of this exchange offer will be at least 30 days after the commencement of the exchange offer in accordance with Rule 14e- 1(a) under the Exchange Act.

To extend the expiration date, we will notify the exchange agent of any extension by written notice and will notify the holders of Initial Notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement will state that we are extending the exchange offer for a specified period of time.

We expressly reserve the right:

•

to delay acceptance of any Initial Notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of Initial Notes not previously accepted if any of the conditions set forth under “Conditions” shall have occurred and shall not have been waived prior to the expiration date, by giving written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Initial Notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Initial Notes of such amendment and we will extend the exchange offer for a period of five to ten business days. Without limiting the manner in which we may choose to make public the announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The New Notes will accrue interest at the rate of 4.950% per annum. The New Notes will accrue interest from and including September 14, 2025, the last interest payment date on which interest has been paid on the Initial Notes. Interest on the New Notes is payable on March 14 and September 14 of each year, beginning on March 14, 2026. No additional interest will be paid on Initial Notes tendered and accepted for exchange.

Absence of Dissenter’s Rights of Appraisal

Holders of the Initial Notes do not have any dissenter’s rights of appraisal in connection with the exchange offer.

Procedures for Tendering

To tender your Initial Notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)

Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the Initial Notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)

Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your Initial Notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Transfer” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)

Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “Guaranteed Delivery Procedures” below.

The method of delivery of the Initial Notes, letter of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Initial Notes, letters of transmittal or other required documents should be sent to us. Delivery of all Initial Notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of Initial Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act or an eligible institution unless the Initial Notes tendered pursuant thereto are tendered (1) by a registered holder of Initial Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Initial Notes. We will not waive any condition of the exchange offer with respect to an individual holder unless we waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Initial Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Initial Note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the Initial Notes were issued:

•	to purchase or make offers for any Initial Notes that remain outstanding subsequent to the expiration date or, as described under “Conditions”, to terminate the exchange offer,

•	to redeem Initial Notes as a whole, or in part, at any time and from time to time, as described under “Description of the New Notes—Optional Redemption”, and

•	to the extent permitted under applicable law, to purchase Initial Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the U.S. Securities Act and that it has not entered into any arrangement or understanding with us, or an affiliate of ours, to distribute the New Notes in connection with any resale of such New Notes. See “Plan of Distribution”.

Acceptance of Initial Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all Initial Notes properly tendered will be accepted promptly after the expiration date and the New Notes will be issued promptly after acceptance of the Initial Notes. See “Conditions”. For purposes of the exchange offer, Initial Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given written notice thereof to the exchange agent.

For each Initial Note accepted for exchange, the holder of such Initial Note will receive a New Note having a principal amount equal to that of the surrendered Initial Note.

In all cases, issuance of New Notes for Initial Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such Initial Notes into the exchange agent’s account at the applicable book-entry transfer facility,

•

a properly completed and duly executed letter of transmittal (or an agent’s message from a participant tendering Initial Notes that such participant has received and agrees to be bound by the terms of the letter of transmittal), and

•	any other required documents.

If any tendered Initial Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged Initial Notes will be returned promptly without expense to the tendering holder thereof (if in certificated form), or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent has established an account with respect to the Initial Notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of Initial Notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with (or an agent’s message from a participant tendering Initial Notes that such participant has received and agrees to be bound by the terms of the letter of transmittal).

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility’s Automated Tender Offer Program (“ATOP”) procedures to tender Initial Notes.

Any participant in the book-entry transfer facility may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the Initial Notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of Initial Notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Initial Notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

(1)	sets forth the name and address of the holder of Initial Notes and identifies the Initial Notes tendered, including the principal amount of such Initial Notes;

(2)	states that the tender is being made thereby; and

(3)

guarantees that within two New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

a book-entry confirmation and all other documents required by the letter of transmittal are received by the exchange agent within two NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the Initial Notes to be withdrawn;

•	identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes;

•

in the case of Initial Notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the Initial Notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such Initial Notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Initial Notes were tendered including any required signature guarantees, or be accompanied by documents of transfer to have the trustees with respect to the Initial Notes in the name of the person withdrawing the tender; and

•	specify the name in which such Initial Notes are registered, if different from the person who tendered such Initial Notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, which determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered Initial Notes, or credited to an account maintained with the book-entry transfer facility for the Initial

Notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be re-tendered by following one of the procedures described under “Procedures for Tendering” and “Book-Entry Transfer” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

We will complete this exchange offer only if:

1.	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

2.	there is no change in the current interpretation of the staff of the SEC which permits resales of the New Notes, and

3.

there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus supplement or the qualification of the indenture for our New Notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all holders of Notes. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

1.	refuse to accept and return to their holders any Initial Notes that have been tendered,

2.	extend the exchange offer and retain all Initial Notes tendered before the expiration date, subject to the rights of the holders of these Initial Notes to withdraw their tenders, or

3.

waive any condition that has not been satisfied and accept all properly tendered Initial Notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus supplement entitled “—Expiration Date; Extensions; Amendments; Termination”.

Exchange Agent

Computershare Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus supplement, or of the letter of transmittal, should be directed to the exchange agent as provided in the letter of transmittal.

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus supplement and related documents to the beneficial owners of the Initial Notes, and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

Subject to the following sentence, we will pay all transfer taxes applicable to the exchange of Initial Notes pursuant to the exchange offer. If, however, (a) New Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Initial Notes tendered, (b) if tendered Initial Notes are registered in the name of any person other than the person signing the letter of transmittal, or (c) if a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

Holders of Initial Notes who do not exchange their Initial Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. The Initial Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the U.S. Securities Act, pursuant to an exemption from registration under the U.S. Securities Act or in a transaction not subject to the registration requirements of the U.S. Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the Initial Notes under the U.S. Securities Act. To the extent that Initial Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Initial Notes could be adversely affected. See “Risk Factors—If you fail to exchange your Initial Notes, they will continue to be restricted securities and may become less liquid”.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution”.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing New Notes, we will receive in exchange Initial Notes of like principal amount, the terms of which are identical in all material respects to the New Notes. Initial Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness and will evidence the same continuing indebtedness as the Initial Notes and not constitute new indebtedness. We have agreed to bear all fees and expenses related to the exchange offer. No underwriter is being used in connection with the exchange offer.

CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since September 30, 2025, being the date of our most recent financial statements incorporated by reference into this prospectus supplement.

PRIOR SALES

The following table summarizes our issuance of the Initial Notes during the 12 months prior to the date of this prospectus supplement:

Date	Security	Principal Amount per Security		Issue Price per Security	Number of Securities	Aggregate Principal Amount
March 14, 2025	4.950% Notes due 2030	US$	1,000	99.424% of principal amount	650,000	US$	650,000,000

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve-month period ended September 30, 2025. Such financial ratios do not purport to be indicative of earnings coverage ratios for any future periods.

As the issuance of any New Notes under this prospectus supplement is in exchange for an equal aggregate principal amount of outstanding Initial Notes validly tendered and accepted in the exchange offer, for the purposes of our earnings coverage ratios calculated for the twelve-month period ended September 30, 2025, we have not expressly included the issuance of any New Notes under this prospectus supplement in pro forma adjustments as any issuance of New Notes will offset an equivalent amount of the Initial Notes issued on March 14, 2025 that are reflected in our annual audited consolidated financial statements as at and for the fiscal years ended September 30, 2025 and 2024.

Our borrowing costs on all interest bearing financial liabilities amounted to $128.6 million for the twelve-month period ended September 30, 2025. Our consolidated profit attributable to owners of the parent before borrowing costs and income tax for the twelve-month period ended September 30, 2025 was $2,370.8 million, which is 18.4 times our adjusted borrowing costs for the period ended September 30, 2025.

DESCRIPTION OF THE NEW NOTES

In this section, the words “CGI”, “we”, “us” and “our” refer only to CGI Inc. and not to any of our subsidiaries. The following description of the particular terms of the New Notes is qualified in its entirety by reference to the indenture under which the New Notes are to be issued. Capitalized terms used and not defined in this description have the meanings ascribed to them in the indenture. The following description is meant to be only a summary of the material provisions of the indenture. It does not restate the terms of the indenture in its entirety. We urge that you carefully read the indenture as this document, and not this description, governs your rights as holders of the New Notes. The indenture has been filed as an exhibit to the registration statement of which the accompanying prospectus forms a part. A copy of the indenture was filed on SEDAR+ on December 18, 2025.

General

The Initial Notes were issued under the indenture in an aggregate principal amount of US$650,000,000. The New Notes are unsecured, unsubordinated obligations of CGI evidencing the same continuing indebtedness as the Initial Notes and will mature on March 14, 2030. Payments of principal of, and interest and premium and additional amounts, if any, on the New Notes will be made in U.S. dollars. The New Notes are not subject to any sinking fund provision. The New Notes are available for purchase in denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof.

Subject to the covenants described under “Certain Covenants—Limitation on liens” and “Certain Covenants—Limitation on sale and leaseback transactions”, the indenture does not limit our ability to incur additional indebtedness and does not limit the ability of our subsidiaries or joint ventures to incur additional indebtedness. The New Notes will not have the benefit of any security interest or guarantee.

No service charge will be made for any registration, transfer or exchange of the New Notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Ranking and Other Indebtedness

The New Notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior obligations from time to time outstanding. The New Notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries and to all our secured Indebtedness and other secured liabilities, to the extent of the assets securing such Indebtedness and other liabilities. As at September 30, 2025, the aggregate amount of our consolidated debt, as determined consistent with IFRS Accounting Standards and reflected on our consolidated balance sheet, was approximately $3,637.8 million, and we had approximately $1,496.2 million of unused commitments under our credit facility. As at September 30, 2025, we and our subsidiaries had no secured debt. As at September 30, 2025, our subsidiaries had debt, as determined in accordance with IFRS Accounting Standards, including guarantees by certain of our subsidiaries of indebtedness under our credit facility and trade payables and excluding intracompany debt, of approximately $1,026.7 million.

Interest

The New Notes will bear interest at 4.950% per annum from September 14, 2025, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on March 14 and September 14 of each year, beginning on March 14, 2026, to each person in whose name a note is registered at the close of business on the preceding February 28 or August 31, as the case may be.

The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which principal of, premium on or interest on the New Notes is payable is not a business day, then payment of the principal, premium or interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Principal of, premium on and interest on the New Notes will be payable, and the transfer of New Notes will be registrable, at the principal corporate trust office of the trustee, which at present is Computershare Trust Company, N.A., 1505 Energy Park Drive, St. Paul, Minnesota 55108 Attention: CCT Administrator for CGI Inc. However, payment of interest may, at our option be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer to an account located in the United States maintained by such person.

Further Issuance

We may from time to time without notice to, or the consent of, the holders of the New Notes, create and issue additional New Notes under the indenture that will be equal in rank to the New Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new New Notes, or except, in some cases, for the first payment of interest following the issue date of the new New Notes) so that the new New Notes may be consolidated and form a single series with the New Notes and have the same terms as to status, redemption and otherwise as the New Notes issued pursuant to this prospectus supplement.

Optional Redemption

Prior to February 14, 2030 (the date that is one month prior to the maturity date of the New Notes) (the “Par Call Date”), we may redeem the New Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to, but not including, the date of redemption, and (ii) 100% of the principal amount of the New Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, we may redeem the New Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the New Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Redemption Procedures

We will give you at least 10 days (but not more than 60 days) prior notice of any redemption (with notice to the trustee at least 3 business days prior to when notice is due to holders, unless a shorter notice period shall be acceptable to the trustee). If less than all of the New Notes are redeemed, such New Notes shall be selected in accordance with the procedures of DTC.

On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the New Notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any New Notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest). The redemption price will be calculated by us and the trustee and any paying agent for the New Notes will be entitled to rely conclusively on such calculation. The trustee will not be responsible or liable for determining, confirming, or verifying the redemption price.

If notice of redemption has been given as provided in the indenture, and funds for the redemption of such New Notes called for redemption have been made available on the redemption date referred to in such notice, such New Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of such New Notes will be to receive payment of the redemption price plus accrued interest to, but not including, the date of redemption.

For purposes of the discussion of optional redemption and redemption procedures, the following definition is applicable:

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following:

(i)

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we will select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(ii)

If on the third business day preceding the redemption date H.15 TCM is no longer published, we will calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we will select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we will select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

In the case of a partial redemption, selection of the New Notes for redemption will be made pro rata, by lot or by such other method as the trustee deems appropriate and fair in accordance with the policies and procedures of DTC. No New Notes of a principal amount of US$2,000 or less will be redeemed in part. If any New Note is to be redeemed in part only, the notice of redemption that relates to the New Note will state the portion of the principal amount of the New Note to be redeemed. A new New Note in a principal amount equal to the unredeemed portion of the New Note will be issued in the name of the holder of the note upon surrender for cancellation of the original New Note. For so long as the New Notes are held by DTC (or another depositary), the redemption of the New Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the New Notes or portions thereof called for redemption.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the New Notes as described above, we will be required to make an offer to each holder of the New Notes to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that holder’s New Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the New Notes repurchased plus any accrued and unpaid interest on the New Notes repurchased to, but not including, the date of the repurchase. Within 45 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control but after the public announcement of the Change of Control, we will send a notice to each holder of New Notes, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the New Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent other than as may be required by law. The notice shall, if sent prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on a Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the New Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the New Notes by virtue of such conflict. The trustee shall not be responsible or liable for monitoring or demining whether a Change of Control Repurchase Event has occurred.

On the repurchase date following a Change of Control Repurchase Event, we will, to the extent lawful:

(1)	accept for payment all New Notes or portions of the New Notes properly tendered pursuant to our offer;

(2)	deposit with the trustee or the paying agent, as applicable, an amount equal to the aggregate purchase price in respect of all New Notes or portions of the New Notes properly tendered; and

(3)

deliver or cause to be delivered to the trustee or the paying agent, as applicable, the New Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of the New Notes being purchased by us.

We shall authorize and direct the trustee or the paying agent, as applicable, in writing to send to each holder of the New Notes properly tendered the purchase price for the New Notes, and the trustee will promptly authenticate (upon receipt of a written order from the Company) and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any New Notes surrendered; provided that each New Note will be in a minimum principal amount of US$2,000 and integral multiples of US$1,000.

We will not be required to make an offer to repurchase the New Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all New Notes properly tendered and not withdrawn under its offer.

In the event that holders of not less than 90% of the aggregate principal amount of the outstanding New Notes accept our offer to repurchase the New Notes upon a Change of Control Repurchase Event and we purchase all of the New Notes held by such holders, we will have the right, upon not less than 10 days’ nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the offer to purchase described above, to redeem all of the New Notes that remain outstanding following such purchase at a redemption price equal to 101% of the aggregate principal amount of the New Notes redeemed plus any accrued and unpaid interest on the New Notes redeemed to, but not including, the date of redemption.

The provisions under the indenture relative to our obligation to make an offer to repurchase upon a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in principal amount of the New Notes.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of our assets and our subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to us or one of our subsidiaries;

(2)

the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Stock to which is attached more than 50% of the combined voting power of our Voting Stock (or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed) measured by voting power rather than the number of shares;

(3)

we consolidate, amalgamate, or enter into a statutory plan of arrangement with, or merge with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, us, in any such event pursuant to a transaction in which any outstanding Voting Stock of us or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction; or

(4)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, any holding company whose only significant asset is capital stock of us or any of our direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of clause (2) above.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of the New Notes to require us to repurchase such holder’s New Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Repurchase Event” means the occurrence of a Ratings Downgrade on any date during the 60-day period (which period shall be extended so long as the rating of the New Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) (the “trigger period”) after the earlier of (1) the occurrence of a Change of Control; or (2) public notice of the occurrence of a Change of Control or the intention by us to effect a Change of Control. Notwithstanding the foregoing, no Change of Control Repurchase Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Permitted Holder” means (i) Serge Godin; (ii) any of the spouse, children or other lineal descendants (whether adoptive or biological) of the individual named in clause (i) above; (iii) the probate estate or succession of any individuals named in clauses (i) and (ii) above; (iv) any revocable or irrevocable intervivos or testamentary trust created solely for the benefit of (A) any of the foregoing individuals named in clauses (i) and (ii) above, (B) any person all of the voting capital stock or voting capital securities of which is held, directly or indirectly, by, or for the benefit of, any of the foregoing individuals named in clauses (i) and (ii) above, and/or (C) any other revocable or irrevocable intervivos or testamentary trust created solely for the benefit of any of the foregoing individuals names in clauses (i) and (ii) above; and (v) any person all of the voting capital stock or voting capital securities of which is held, directly or indirectly, by, or for the benefit of, any of the foregoing individuals, probate estates, successions or trusts specified in clauses (i), (ii), (iii) and (iv) above.

“Rating Agency” means each of Moody’s and S&P; provided that, if any of Moody’s or S&P ceases to rate the New Notes or fails to make a rating of the New Notes publicly available for any reason that is beyond our control, we may select (as certified by a resolution of our board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be, in respect of the New Notes.

“Ratings Downgrade” means the downgrading of a rating of the New Notes by each of the Rating Agencies such that, following the downgrades, such New Notes are not rated Investment Grade by either Rating Agency (regardless of whether the Notes were rated Investment Grade prior to such downgrade). If a Rating Agency is not providing a rating for the New Notes at the commencement of any trigger period, the New Notes will be deemed to have ceased to be rated Investment Grade by such Rating Agency during that trigger period.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock or capital securities of such person that is at the time entitled to vote generally in the election of the board of directors, managers or other members of the governing body of such person.

For the purposes of the foregoing definitions, the term “capital securities” shall mean, with respect to any person, all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of or in such person’s capital, whether now outstanding or issued after the date hereof, including common shares, preferred shares, membership interests in a limited liability company, limited or general partnership interests in a partnership or any other equivalent of such ownership interest.

The Change of Control Repurchase Event feature of the New Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Repurchase Event under the New Notes, but that could substantially increase the amount of indebtedness outstanding at such time or otherwise adversely affect our capital structure or credit ratings on the New Notes.

We may not have sufficient funds to repurchase all the applicable New Notes upon a Change of Control Repurchase Event. See “Risk Factors—Risks Related to the New Notes—We may not be able to finance a change of control offer required by our credit agreements and the indenture governing the New Notes offered hereby, because we may not have sufficient funds at the time of the change of control”.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.

“Attributable Debt” in respect of any Sale and Leaseback Transaction means, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for Net Rental Payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth in the most recent consolidated balance sheet of CGI and computed in accordance with IFRS.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the United States Securities and Exchange Commission thereunder.

“Funded Debt” means, as applied to any person, all Indebtedness created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

“IFRS” means generally accepted accounting principles in Canada in effect from time to time (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board), unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case “IFRS” will mean generally accepted accounting principles in the United States in effect from time to time.

“Indebtedness” means, without duplication, all (i) obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness, (ii) obligations for borrowed money evidenced by credit, loan or other like agreements, and (iii) obligations under any guarantee or indemnity in respect of the foregoing.

“Lien” means any mortgage, deed of trust, pledge, hypothec, lien, encumbrance, charge or security interest of any kind upon or with respect to any property of any kind, real or personal, moveable or immoveable, now owned or hereafter acquired.

“Material Subsidiary” means any Subsidiary the revenue of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the revenue of CGI on a consolidated basis for the 12 months ending at the end of CGI’s most recently completed fiscal year, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the gross assets of CGI on a consolidated basis as at the end of CGI’s most recently completed fiscal year, calculated in each case in accordance with IFRS.

“Moody’s” means Moody’s Investors Service, Inc. and any successors.

“Net Rental Payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, excluding any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Property” means all or any portion of a Person’s property and assets, both immovable (real) and movable (personal), including for greater certainty any capital stock in any other Person.

“S&P” means S&P Global Ratings, a division of S&P Global, Inc., and any successors.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by CGI or any Subsidiary of any Property (whether such Property is now owned or hereafter acquired) that has been or is to be sold or transferred by CGI or such Subsidiary to such Person.

“Subsidiary” means, at any relevant time, any Person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for CGI and/or one or more Subsidiaries of CGI.

Certain Covenants

Limitation on liens

The indenture provides that we will not, and will not suffer or permit any of our Material Subsidiaries to, enter into or grant, create, assume or suffer to exist any Indebtedness secured by any Lien on any of their Property (other than Permitted Liens) without effectively providing that the New Notes will be secured equally and ratably with (or prior to) such secured Indebtedness, so long as such Indebtedness shall be so secured.

For purposes of the indenture, “Permitted Liens” shall mean the following:

(1)

Liens on Property or Indebtedness of any Person existing at the time such Person becomes our Material Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such Person;

(2)

Liens on any Property existing at the time of acquisition of such Property by CGI or any of its Material Subsidiaries, whether or not assumed by CGI or such Material Subsidiary; provided that no such Lien will extend to any other Property of CGI or any of its Material Subsidiaries;

(3)

Liens on all or any part of any Property (including any improvements or additions to improvements on a Property) hereafter acquired, developed, expanded or constructed by CGI or any of its Material Subsidiaries to secure the payment of all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction of such Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by CGI or any of its Material Subsidiaries for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction thereof or of improvements or additions to improvements thereon) created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Property; provided that no such Lien will extend to any other Property of CGI or any of its Material Subsidiaries other than, in the case of any such construction, improvement, development, expansion or addition to improvement, all or any part of any other Property on which the Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;

(4)	Liens on any Property of any of our Material Subsidiaries to secure Indebtedness owing by it to CGI or to another of our Material Subsidiaries;

(5)	Liens securing Indebtedness of CGI or any of its Material Subsidiaries outstanding on the initial issue date of the New Notes;

(6)

the extension, renewal or refinancing of any Permitted Lien, provided that the amount of Indebtedness so secured does not exceed the original amount of Indebtedness secured immediately prior to such extension, renewal or refinancing, plus an amount necessary to pay fees and expenses, including premiums, related to such extension, renewal or refinancing, and the Lien is not extended to any additional Property of CGI or its Material Subsidiaries;

(7)

Liens on the capital securities of Subsidiaries formed outside of the United States and Canada that may be designated by us as restricted subsidiaries under the terms of our existing or future Indebtedness and which may be granted in lieu of a guarantee by such Subsidiary in circumstances where such Subsidiary is either prevented from or limited in its ability to guarantee such Indebtedness; and

(8)

any transaction or series of transactions pursuant to which CGI or any of its Material Subsidiaries sells, transfers, disposes of, securitizes or enters into any other asset-backed financing of trade accounts receivable of or owing to CGI or any of its Subsidiaries, and any contract rights related thereto, in each case on customary terms for fair value as determined at the time of consummation in good faith by CGI.

In addition, we or any of our Material Subsidiaries may enter into or grant, create, assume or suffer to exist Indebtedness secured by a Lien without equally and ratably securing the New Notes if, when such secured Indebtedness is entered into or granted, created, assumed or exists and after giving effect thereto, the total amount of all outstanding secured Indebtedness (excluding Permitted Liens) plus the aggregate Attributable Debt relating to Sale and Leaseback Transactions incurred pursuant to clause (2) of the second paragraph of the covenant described under “Limitation on sale and leaseback transactions” below does not exceed 20% of our Consolidated Net Tangible Assets.

Limitation on sale and leaseback transactions

The indenture provides that neither we nor any of our Material Subsidiaries may enter into any Sale and Leaseback Transactions involving any of our Property, unless either:

(1)	we or such Material Subsidiary would be entitled to incur Indebtedness secured by a Permitted Lien on such Property, or

(2)

within 180 days, we apply to the purchase of property or to the retirement of our Funded Debt an amount not less than the greater of (a) the net proceeds of the sale of the Property leased pursuant to the arrangement and

(b)	the fair market value of the Property so leased.

The above restriction on Sale and Leaseback Transactions does not apply to the following:

(1)

a Sale and Leaseback Transaction between us and a Material Subsidiary of CGI or between Material Subsidiaries of CGI, or that involves the taking back of a lease for a period of less than three years; or

(2)

if, at the time of the Sale and Leaseback Transactions, after giving effect to such transaction, the aggregate Attributable Debt relating to such transaction and all other Sale and Leaseback Transactions incurred pursuant to this clause (2) plus all outstanding secured Indebtedness (excluding Permitted Liens) does not exceed 20% of our Consolidated Net Tangible Assets.

Consolidation, amalgamation and merger and sale of assets

The indenture provides that we may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all our properties and assets to any person, unless:

•

the person formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the New Notes, in any other country, provided that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or Canada or any province or territory thereof, the successor person assumes our obligations under the New Notes and the indenture to pay Additional Amounts, and, in connection therewith, for purposes of the provisions described in “Payment of Additional Amounts” and “Tax Redemption” below, the reference to such successor jurisdiction is added with “Canada” and “Canadian” in each place that “Canada” or “Canadian” appears therein;

•	the successor person expressly assumes or assumes by operation of law all of our obligations under the New Notes and under the indenture;

•

immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

•	certain other conditions are met.

If, as a result of any such transaction, any of our Property becomes subject to a Lien, then, unless such Lien could be created pursuant to the indenture provisions described under “Limitation on Liens” above without equally and ratably securing the New Notes, we, simultaneously with (or prior to) such transaction, will cause the New Notes to be secured equally and ratably with (or prior to) the Indebtedness secured by such Lien.

In connection with such consolidation, amalgamation or merger or sale of assets in respect of the indenture or the New Notes, we shall deliver to the trustee an officers’ certificate and an opinion of counsel, each stating (i) that such consolidation, amalgamation or merger or sale of assets is authorized or permitted pursuant to the terms of the indenture or the New Notes, as applicable, and (ii) that all related conditions precedent to such consolidation, amalgamation or merger or sale of assets have been complied with.

Payment of Additional Amounts

All payments made by or on behalf of us under or with respect to the New Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by or on behalf of any other jurisdiction from or through which payment on any such New Notes is made or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the New Notes, we will pay to each holder of New Notes as additional interest such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted, provided that the foregoing obligations to pay will not apply to Canadian Taxes:

•

imposed on a holder or beneficial owner of New Notes with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada) and the Income Tax Regulation (collectively, “Canadian Tax Act”)) at the time of the making of such payment, or where the holder is, or does not deal at arm’s length with any person that is, a “specified shareholder” of us for purposes of the thin capitalization rules in the Canadian Tax Act;

•

imposed on a deemed dividend arising under subsection 214(18) of the Canadian Tax Act as a result of us being a “specified entity” (as defined in subsection 18.4(1)) in respect of the holder or beneficial owner of the New Notes (other than where we are a specified entity in respect of the holder or beneficial owner of a New Note solely as a result of the existence, exercise or enforcement of rights under any New Notes);

•

resulting from the holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some present or former connection with the taxing jurisdiction otherwise than by the mere holding of the New Notes or the receipt of payments thereunder;

•

imposed due to the presentation of a New Note by the holder on a date more than 30 days after the date on which such payment became due and payable or the date on which the payment thereof is duly provided for, whichever occurs later;

•

imposed by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

•	that are payable otherwise than by deduction or withholding from payment under or with respect to the New Notes;

•	that are estate, inheritance, gift, sales, excise, transfer, capital gains, personal property or similar taxes;

•

imposed on a payment to a holder or beneficial owner pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority or any taxes or penalties that arise from the holder or beneficial owner’s failure to properly comply with its obligations under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement, treaty or convention among governmental authorities with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Canadian Tax Act; or

•	any combination of the clauses above.

We will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will also indemnify and hold harmless each holder and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us) of:

•

Canadian Taxes imposed on a holder (or if a holder is not the beneficial owner, the beneficial owner) by a relevant tax jurisdiction on account of failure to satisfy any obligation of the Company to withhold or deduct Canadian Taxes for which the Company would have been obliged to pay Additional Amounts; and

•

stamp, court, documentary or similar taxes or charges (including any interest, penalties and related expenses) imposed by a relevant tax jurisdiction in connection with the execution, delivery, enforcement or registration of, or the receipt of any payments with respect to, the Securities or other related documents and obligations other than any such taxes described in certain clauses of the indenture.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a New Note, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The New Notes will be subject to redemption at the Company’s option, at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to, but not including, the date fixed for redemption, and any Additional Amounts then due, upon the giving of a notice as described below:

•

as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of our successor) or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) March 12, 2025, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes our successor, we or such successor, as applicable, have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any New Note; or

•

on or after (i) March 12, 2025, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes our successor, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of our successor) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the first bullet, whether or not such action was taken or such decision was rendered with respect to us or such successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in the written opinion of our legal counsel, will result in our, or the successor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any New Note.

In the event that we elect to redeem the New Notes pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee (i) an officer’s certificate stating that the Company is or will become obligated to pay Additional Amounts and such obligations to pay Additional Amounts cannot be avoided by reasonable measures available to the Company and (ii) a written legal opinion of independent tax counsel of recognized standing qualified under the laws of the relevant taxing jurisdiction and reasonably acceptable to the trustee to the effect that the Company is or will become obligated to pay such Additional Amounts or indemnification payments because of such amendment or change.

Notice of intention to redeem the New Notes will be given not more than 60 nor less than 10 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K, as applicable (or any successor form); and

•

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K or Form 10-Q, as applicable (or any successor form), which, in each case, regardless of applicable requirements will, at a minimum, contain such information required to be provided in annual or quarterly (as applicable) reports under the applicable laws of Canada or any province or territory thereof to security holders of a corporation that is a reporting issuer domiciled in Québec with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and IFRS Accounting Standards as applicable; provided, however, that we will not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Delivery of such reports, information and documents to the trustee shall be for informational purposes only and the trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the indenture (as to which the trustee is entitled to rely exclusively on officers’ certificates). The trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to any reports or other documents filed with the SEC.

Events of Default

The following are summaries of events of default under the indenture with respect to the New Notes:

(1)	default in the payment of any interest or Additional Amounts on any New Note when such interest becomes due and payable, and such default is continued for 30 days;

(2)	default in the payment of the principal of (or premium, if any, on) any New Note when it becomes due and payable;

(3)

default in the performance, or breach, of any of the covenants of the company in the indenture in respect of the New Notes and described above under “Consolidation, amalgamation and merger and sale of assets”;

(4)

default in the performance, or breach, of any other covenant of the company in the indenture in respect of the New Notes, and such default or breach is continued for 60 days after written notice to us as provided in the indenture;

(5)

if an event of default (as defined in any indenture or instrument under which we or one of our Subsidiaries has at the time of the indenture or will thereafter have outstanding any Indebtedness) has occurred and is continuing, or CGI or any Subsidiary has failed to pay principal amounts with respect to such Indebtedness at maturity and such event of default or failure to pay has resulted in Indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of US$150,000,000 will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “accelerated indebtedness”), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for purposes of the indenture until 30 days after such Indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our Subsidiaries, it will not be considered an event of default for purposes of the indenture; or (B) if such accelerated indebtedness is recourse to us or our Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default will be applicable together with an additional seven days before being considered an event of default for purposes of the indenture;

(6)

failure by CGI or any Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$150,000,000, which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable; and

(7)	certain events of bankruptcy, insolvency or reorganization of CGI occur.

If an event of default with respect to the New Notes occurs and is continuing, unless the principal amount of all New Notes will have already become due and payable, and if a responsible trust officer of the trustee has received written notice or obtained actual knowledge of an event of default that has occurred and is continuing, the trustee may, in its discretion, and will upon request in writing made by the holders of not less than 25% in aggregate principal amount of the outstanding New Notes, declare by written notice to us as provided in the indenture, the principal amount of all New Notes and all accrued interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to the New Notes has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding New Notes may, under certain circumstances, rescind and annul such declaration.

In cases of default, the trustee is required to exercise those rights and powers vested in it by the indenture as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. The trustee is not required to take any action under the indenture at the request of any holders of New Notes unless the holders offer the trustee protection from expenses (including attorneys’ fees and expenses and court costs), fees, costs, damages, losses and liability satisfactory to the trustee (called an “indemnity”). If such indemnity is provided, the holders of a majority in aggregate principal amount of the outstanding New Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee and these majority holders may also direct the trustee to perform or exercise any trust or power granted to the trustee under the indenture with respect to the New Notes. The trustee, however, may refuse to follow any direction that conflicts with any law, rule, regulation or court order or the indenture or the notes, or that the trustee determines in good faith is unduly prejudicial to the right of any other holder (it being understood that the trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such holders) or that would involve the trustee in personal liability or financial risk.

No holder of New Notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee or for any other remedy thereunder, unless:

(1)	such holder has previously given to a responsible trust officer of the trustee a written notice that an event of default has occurred with respect to the New Notes;

(2)

the holders of at least 25% in aggregate principal amount of the outstanding New Notes make a written request that the trustee take action because of the default, and such holder or holders offer an indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

(3)

the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding New Notes a direction inconsistent with such request and has failed to take any action for 60 days after receipt of the above notice, request and direction.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a New Note for the enforcement of payment of the principal of, or any premium, if any, or interest on such New Notes on or after the applicable due date.

The trustee shall not be deemed to have knowledge or notice of the occurrence of any default or event of default, unless a responsible trust officer of the trustee shall have received written notice from us or a holder describing such default or event of default, and stating that such notice is a notice of default or event of default. The trustee may withhold notice of any continuing default from the holders of the New Notes (except a default in the payment of principal (or premium, if any) or interest, if any), if it determines in good faith that withholding notice is in the interest of the holders.

Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and New Notes or, if not, specifying any known default, and the nature and status thereof.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding New Notes issued under the indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding New Note:

•	change the stated maturity of the principal of (or premium, if any) or any installment of interest, if any, on such New Note;

•	change any of our obligations to pay Additional Amounts (except under certain circumstances provided in the indenture);

•	reduce the principal amount of (or premium, if any), or rate of interest, if any, on any such New Note;

•

reduce the amount of principal of any such New Note payable upon the acceleration of the maturity thereof or the amount thereof provable in bankruptcy or adversely affect any right of repayment at the option of any holder of any such New Note;

•	change the place of payment;

•	change the currency of payment of principal of (or premium, if any) or interest, if any, on any such New Note;

•	adversely affect any right to convert or exchange any such New Note;

•

impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s New Note on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s New Note;

•

reduce the percentage of aggregate principal amount of outstanding New Notes, the consent of the holders of which is required for modification or amendment of the applicable indenture provisions or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults of covenants except as otherwise specified in the indenture.

The holders of a majority in principal amount of the outstanding New Notes may on behalf of the holders of all New Notes waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding New Notes may waive any past default under the indenture, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any New Note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding New Note. The indenture or the New Notes may be amended or supplemented, without the consent of any holder of such New Notes, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that would not adversely affect any holder of such New Notes.

In connection with any modification, amendment, supplement or waiver in respect of the indenture or the New Notes, we shall deliver to the trustee an officers’ certificate and an opinion of counsel, each stating (i) that such modification, amendment, supplement or waiver is authorized or permitted pursuant to the terms of the indenture or the New Notes, as applicable, and (ii) that all related conditions precedent to such modification, amendment, supplement or waiver have been complied with.

Defeasance and Covenant Defeasance

The indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding New Notes upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered professional accountants as evidenced by a certificate of officers of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding New Notes (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of New Notes or the maintenance of a place of payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

•

we have delivered to the trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or (ii) since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding New Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•

we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding New Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding New Notes include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

•

we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

•	other customary conditions precedent are satisfied; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel in New York stating that all related conditions precedent to such discharge or defeasance have been complied with.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding paragraph at the time we exercise the defeasance option.

The indenture provides that, at our option, unless and until we have exercised our defeasance option described above with respect to the New Notes, we may omit to comply with the covenants described under “Limitation on Liens—Limitation on sale and leaseback transactions”, and certain aspects of the covenant described under “Consolidation, amalgamation and merger and sale of assets” and certain other covenants and such omission will not be deemed to be an event of default under the indenture and the outstanding New Notes upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered professional accountants as evidenced by a certificate of officers of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding New Notes (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the indenture other than with respect to such covenants and the events of default other than with respect to such covenants will remain in full force and effect. Such trust may only be established if, among other things:

•

we have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding New Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•

we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding New Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding New Notes include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

•

we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

Consent to Service

Under the indenture, CGI has irrevocably appointed CGI Technologies and Solutions Inc., 11325 Random Hills, Fairfax, VA 22030, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the New Notes that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture of the New Notes by delivering to the trustee for cancellation all such outstanding New Notes or by irrevocably depositing with the trustee or the paying agent, after such New Notes have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding New Notes and pay all other sums payable under the indenture by us with respect to such New Notes.

Concerning the Trustee

Computershare Trust Company, N.A. acts as trustee under the indenture. The trustee, in each of its capacities, assumes no responsibility and will have no liability for the accuracy, correctness, adequacy or completeness of the information concerning us or our affiliates or any other party contained in this prospectus supplement or the documents incorporated by reference herein or for any failure by us or any other party to disclose events that may have occurred and may affect the significance, correctness, adequacy, completeness or accuracy of such information. The trustee, in each of its capacities, will be entitled to those certain rights, privileges, immunities, indemnities, limitations of liability and protections, as more fully set forth in the indenture.

Governing Law

The indenture is and the New Notes will be governed by and construed in accordance with the laws of the State of New York.

Book-Entry Procedures for the Global Notes

Except as described below, we will initially issue the New Notes in the form of two registered New Notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the New Notes in the name of DTC or its nominee, or will leave these notes in the custody of the trustee.

DTC Procedures

For your convenience, we are providing you with a description of the operations and procedures of DTC, the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”). These operations and procedures are solely within the control of the respective settlement systems and may be changed at any time. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	“banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers (including the initial purchasers); banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the New Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee (in any of its capacities) will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee (in any of its capacities) will have any responsibility or liability for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Exchanges of Book-Entry Notes for Certificated Notes

A global note will be exchangeable for definitive notes in registered certificated form if:

(1)

DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 90 days;

(2)	we, at our option but subject to DTC’s requirements, notify the trustee in writing that we elect to cause the issuance of the certificated notes; or

(3)	there shall have occurred and be continuing an event of default with respect to the New Notes, and DTC notifies the trustee of its decision to exchange such global note for certificated notes.

In addition, any affiliate of the Company that is a beneficial owner of a global note may exchange their interest in such global note for certificated notes upon prior written notice given to us and the trustee in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial Notes issued in certificated form may be exchanged for beneficial interests in the global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Payment

Payment of principal, interest and premium, if any, shall be made to the Holders of global notes through DTC in accordance with DTC’s applicable procedures, as described above. Payment of principal, interest and premium, if any, shall be made to Holders of certificated notes by wire transfer of immediately available funds to the accounts specified by the Holders of the certificated notes or, if no such account is specified, by mailing a check to each such Holder’s registered address.

PLAN OF DISTRIBUTION

Each broker-dealer who holds Initial Notes that are transfer restricted securities that were acquired for its own account as a result of market-making activities or other trading activities (other than transfer restricted securities acquired directly from us or any of our affiliates), may exchange such transfer restricted securities under the exchange offer.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer in exchange for Initial Notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act and, therefore, must deliver a prospectus meeting the requirements of the U.S. Securities Act in connection with any resales, offers to resell or other transfers of the New Notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the U.S. Securities Act in connection with any resale of such New Notes. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the U.S. Securities Act. This prospectus supplement, together with the accompanying prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this exchange offer, we will make this prospectus supplement and the accompanying prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the U.S. Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the U.S. Securities Act.

This prospectus supplement does not qualify the New Notes for public distribution under the securities laws of any province or territory of Canada.

The New Notes will constitute a new issue of securities with no established trading market. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences relevant to the exchange of Initial Notes for New Notes pursuant to the exchange offer and the ownership and disposition of the New Notes by certain U.S. Holders, as defined below. This discussion is not a complete analysis or listing of all of the possible U.S. federal income tax consequences of such transactions and does not address all tax considerations that might be relevant to you in light of your personal circumstances.

This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of the Initial Notes or New Notes and who hold the Initial Notes, and will hold the New Notes, as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as: dealers in securities or foreign currency; brokers; traders that mark-to-market their securities; tax-exempt entities; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; banks, thrifts and other financial institutions; insurance companies; persons that hold the Initial Notes and will hold the New Notes as part of a “straddle”, as part of a “hedge” against currency risk, or as part of a wash sale or “conversion transaction”; U.S. Holders that have a “functional currency” other than the U.S. dollar; regulated investment companies; real estate investment trusts; expatriates and former long-term residents of the United States; persons subject to the alternative minimum tax; entities and arrangements that are treated as pass-through entities for U.S. federal income tax purposes that hold the Initial Notes and will hold New Notes; and persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to their Initial Notes or New Notes to their financial statements under Section 451 of the Code.

This discussion does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax laws other than income tax laws (e.g., gift or estate tax laws).

This summary is based upon existing provisions of the Code, final, temporary, and proposed U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”) and current administrative rulings and practice, judicial decisions, and interpretations of the foregoing, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the U.S. Internal Revenue Service (the “Service”) and we have not sought and will not seek any rulings from the Service regarding the matters discussed below. There can be no assurance that the Service will not take positions that are different from those discussed below or that a U.S. court will not sustain such a challenge.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Initial Notes or New Notes and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS, TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of an Initial Note or New Note that, for U.S. federal income tax purposes, is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code (“U.S. Persons”) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person.

If a pass-through entity or arrangement, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of the Initial Notes or New Notes, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Entities or arrangements that are treated as pass-throughs for U.S. federal income tax purposes that hold Initial Notes, you are urged to consult your own tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences of exchanging your Initial Notes for New Notes and the ownership and disposition of New Notes.

The Exchange Offer

The exchange of Initial Notes for New Notes pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes because the New Notes should not be considered to differ materially from the Initial Notes. Accordingly, U.S. Holders who exchange their Initial Notes for New Notes in connection with the exchange offer should not recognize any taxable gain or loss as a result of such exchange and any such U.S. Holder should have the same tax basis and holding period in the New Notes as it had in the Initial Notes immediately before the exchange. You are urged to consult your own tax advisors regarding the particular U.S. federal, state, local, non-U.S. and other tax law consequences of exchanging your Initial Notes for New Notes in connection with the exchange offer.

Contingent payments

In certain circumstances (e.g., as described under the headings “Description of the New Notes—Change of Control Repurchase Event” and “Description of the New Notes—Optional Redemption”), additional payments may be made with respect to the New Notes in excess of the stated principal and interest. It is possible that our obligation to make additional payments on the New Notes could implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.”

According to the applicable Treasury Regulations, certain contingencies (e.g., contingencies that are in the aggregate, as of the date of issuance, remote or incidental) will not cause a debt instrument to be treated as a contingent payment debt instrument. We intend to take the position that, as of the date of issuance, the relevant contingencies should not cause the New Notes to be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Our determination that the New Notes are not contingent payment debt instruments is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the Service, and if the Service were to challenge this determination, you may be required to accrue interest income on its New Notes at a rate in excess of the stated interest rate and to treat any gain recognized on the taxable disposition of a New Note as ordinary income rather than as capital gain.

The remainder of this disclosure assumes that the New Notes are not contingent payment debt instruments is correct. You are urged to consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the New Notes.

Stated interest

Stated interest on your New Note will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition to interest received on the New Notes, you will be required to include in income any taxes withheld and any additional amounts we may pay to cover any such taxes withheld from interest payments. As a result, you may be required to include more interest in gross income than the amount of cash you actually receive.

Interest paid on the New Notes will generally constitute foreign source income and, for purposes of computing the U.S. foreign tax credit, generally will be considered either “passive category income”. You may be entitled to deduct or claim a U.S. foreign tax credit for Canadian withholding taxes (if any) withheld from interest payments on the New Notes, subject to applicable limitations in the Code. The rules governing the U.S. foreign tax credit are complex, and you are urged to consult your tax advisor regarding the availability of claiming a U.S. foreign tax credit under your particular circumstances.

Sale, exchange, redemption, retirement or other taxable disposition of the New Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a New Note, you generally will recognize gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of any property received on such disposition (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income), and (ii) your adjusted tax basis in the New Note at the time of such disposition. Your adjusted tax basis in a New Note generally will be the amount that you paid for the New Note. Gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a New Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the New Note for more than one year. Non-corporate U.S. Holders may be entitled to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations.

Gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a New Note generally will be treated as U.S. source income or loss for U.S. federal income tax purposes and for purposes of computing the U.S. foreign tax credit allowable to you, unless such gain or loss is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Medicare contribution tax on unearned income

Certain U.S. Holders that are individuals, estates and trusts are required to pay 3.8 percent tax on “net investment income” (or in the case of an estate or trust, “undistributed net investment income”), which generally includes, among other things, interest on, and capital gains from the sale or other disposition of the New Notes, subject to certain limitations and exceptions. You are urged to consult your own tax advisors regarding the applicability of this additional tax to your ownership and disposition of the New Notes.

Information reporting and backup withholding

Payments of interest on a New Note made within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States) and a payment of the proceeds from the sale, exchange, redemption, retirement or other taxable disposition of a New

Note effected at a U.S. office of a broker generally will be subject to information reporting. Backup withholding, currently at the rate of 24%, will generally apply if you (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) furnish an incorrect taxpayer identification number, (c) are notified by the Service that you have previously failed to report properly items subject to backup withholding, (d) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the Service has not notified you that you are subject to backup withholding, or (e) otherwise fail to comply with the applicable requirements of the backup withholding rules. If you are a corporation or a person that is not a U.S. person, you may be exempt from information reporting and backup withholding requirements, provided that you establish your exemption by certifying your status on the appropriate IRS Form W-8 or IRS Form W-9 (or a successor form), as applicable.

Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the Service in a timely manner.

Foreign Financial Asset Disclosure

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the New Notes) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions including an exception for notes held in accounts maintained by certain financial institutions (in which case the accounts themselves are generally reportable if maintained by non-U.S. financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective U.S. Holders are urged to consult their tax advisors regarding their reporting requirements and the substantial penalties for noncompliance.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF INITIAL NOTES FOR NEW NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In this summary of Canadian federal income tax considerations, a reference to “notes” includes Initial Notes and New Notes by reference unless the context otherwise requires.

The following is, as of the date hereof, a summary of certain material Canadian federal income tax considerations generally applicable to holders of Initial Notes who, as beneficial owners, exchange Initial Notes for New Notes pursuant to the exchange offer and who, at all relevant times, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention (i) are not, and are not deemed to be, resident in Canada, (ii) hold the notes as capital property, (iii) are entitled, as beneficial owners, to receive all payments made in respect of the notes (including all principal and interest), (iv) deal at arm’s length with CGI, any subsidiary or successor thereof, the initial purchasers, and with any transferees resident in Canada to whom the holders dispose of notes, (v) are neither “specified shareholders” of CGI nor persons who do not deal at arm’s length with “specified shareholders” of CGI for purposes of the “thin capitalization” rules contained in the Canadian Tax Act, (vi) do not use or hold, and are not deemed to use or hold, the notes in, or in connection with, a trade or business carried on, or deemed to be carried on, in Canada, (vii) are not insurers that carry on an insurance business in Canada and elsewhere within the meaning of the Canadian Tax Act and (viii) are not “authorized foreign banks” as defined in the Canadian Tax Act. Holders who satisfy all of the foregoing requirements are referred to as “Holder” or “Holders” in this summary of Canadian federal income tax considerations, and this summary only addresses such Holders.

This summary is based upon the current provisions of the Canadian Tax Act and the regulations thereunder and on our understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). However, no assurance can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any change in the law or any change in the administrative or assessing practices and policies of the Canada Revenue Agency whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian local, provincial or territorial tax considerations, which may vary significantly from the Canadian federal income tax considerations described herein.

The exchange of the Initial Notes for the New Notes by a Holder pursuant to the exchange offer should not, in and of itself, give rise to capital gain or loss for the purposes of the Canadian Tax Act.

Under the Canadian Tax Act, interest, principal or premium, if any, paid or credited, or deemed to be paid or credited, by the Company to a Holder on the notes, and any proceeds of disposition received by a Holder on the disposition of a note including on redemption or repayment at maturity, will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act by a Holder on interest, principal, discount or premium, or on the proceeds received by a Holder on the disposition of a note including on redemption or payment on maturity, solely as a consequence of the acquisition, holding or disposition (including on redemption or repayment at maturity) of the notes.

Each of these summaries under the sections “U.S. Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations” is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder, (including a “Holder” as defined above), and no representation is made with respect to the tax consequences to any particular holder. Accordingly, all holders should consult their own tax advisors for advice with respect to the tax considerations relevant to them having regard to their particular circumstances.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting ((which is included in management’s report on internal control over financial reporting) incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report (which contains a paragraph relating to the effectiveness of internal control over financial reporting due to the exclusion of Apside-Advance SAS because it was acquired by the Corporation in a purchase business combination on August 28, 2025) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters relating to U.S. law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, NY. Certain legal matters relating to Canadian law will be passed upon for us by Fasken Martineau DuMoulin LLP, Montréal, Québec.

As of the date of this prospectus supplement, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, own directly or indirectly, less than 1% of each class of outstanding securities of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which the accompanying prospectus forms a part:

•	the documents listed as being incorporated by reference in this prospectus supplement under the heading “Incorporation of Certain Documents by Reference”;

•	the indenture relating to the Notes;

•	the registration rights agreement relating to the Initial Notes;

•	the consent of our Canadian counsel, Fasken Martineau DuMoulin LLP;

•	the consent of our Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP;

•	powers of attorney of the directors and certain officers of CGI (included on the signature pages of the registration statement);

•	the statement of eligibility of the trustee on Form T-1;

•	the form of letter of transmittal; and

•	the form of notice of guaranteed delivery.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	December 18, 2025

CGI Inc.

Class A Subordinate Voting Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

Units

CGI Inc. (the “Corporation”, “CGI”, “us”, “we” or “our”) may offer, issue and sell, as applicable, from time to time Class A subordinate voting shares (“Subordinate Voting Shares”), First Preferred Shares or Second Preferred Shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”) to acquire any of the other securities that are described in this Prospectus, and units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), in one or more transactions during the 37-month period that this Prospectus, including any amendments hereto, remains effective.

We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each, a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Corporation and/or one or more of the Corporation’s wholly-owned subsidiaries (each, a “Selling Securityholder”) may also offer and sell Securities under this Prospectus.

As of December 17, 2025, CGI’s “qualifying public equity”, as defined in Part 9B of National Instrument 44-102 – Shelf Distributions (“NI 44-102”), is C$23,890,638,211. The Corporation has determined that it qualified as a “well-known seasoned issuer” under Part 9B of NI 44-102. All information permitted under applicable securities laws, including as permitted under Part 9B of NI 44-102, to be omitted from this Prospectus will be contained, as required, in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.

Our Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any Selling Securityholders. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined in NI 44-102), unless otherwise specified in the relevant Prospectus Supplement the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or Selling Securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by the underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution.

The sale of Subordinate Voting Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the Toronto Stock Exchange (the “TSX”) or on the New York Stock Exchange (“NYSE”) or other existing trading markets for the Subordinate Voting Shares, and as set forth in a Prospectus Supplement. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Our Subordinate Voting Shares are listed on the TSX under the symbol “GIB.A” and on the NYSE under the symbol GIB. On December 17, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Subordinate Voting Shares was C$127.33 on the TSX and US$92.30 on the NYSE. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Subordinate Voting Shares will not be listed on any securities exchange or quotation system. There is currently no market through which such Securities other than Subordinate Voting Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

Certain of our directors, namely Mary G. Powell, Alison C. Reed, George D. Schindler, Kathy N. Waller and Frank Witter, reside outside of Canada. Each of the aforementioned individuals has appointed CGI Inc., located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including any applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

The Corporation has two classes of issued and outstanding shares: the Subordinate Voting Shares and the Class B shares (multiple voting) (the “Multiple Voting Shares”). The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially identical, except with respect to voting, pre-emptive and conversion rights applicable to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one vote, and each Multiple Voting Share is entitled to 10 votes. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of Share Capital”.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Our executive and registered offices are located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, and our telephone number is (514) 841-3200. Our website address is www.cgi.com. We have not incorporated by reference in this prospectus the information included on, or linked from, our website, and you should not consider it to be a part of this prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). They may not be comparable to financial statements of United States companies.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences in both Canada and the United States. This Prospectus does not discuss Canadian, United States or other tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CGI is incorporated or organized under the laws of the Province of Québec, that several of its officers and directors reside outside the United States, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that a substantial portion of the assets of CGI and said persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of CGI by Fasken Martineau DuMoulin LLP, of Montréal, Québec and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. We have not incorporated by reference in this prospectus the information included on, or linked from, our website, and you should not consider it to be a part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge upon written or oral request to CGI Inc., 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, (514) 841-3200, and are also available electronically at www.sedarplus.ca or at www.sec.gov.

The following documents, filed by the Corporation with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	our annual information form dated December 9, 2025 for the fiscal year ended September 30, 2025 (the “Annual Information Form”);

(b)

our audited annual consolidated financial statements, and the related notes thereto, for the fiscal years ended September 30, 2025 and 2024, the related management’s report on internal control over financial reporting, and the report of our independent registered public accounting firm thereon;

(c)	our management’s discussion and analysis for the fiscal years ended September 30, 2025 and 2024 (the “Annual MD&A”);

(d)	our management proxy circular dated December 1, 2025 for our annual meeting of shareholders to be held on January 28, 2026.

Any annual information form, annual audited consolidated financial statements (including the report of our independent registered public accounting firm thereon), unaudited interim condensed consolidated financial statements, management’s discussion and analysis, material change report (excluding any confidential material change reports), business acquisition report or information circular or amendments thereto and all other documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus that we file with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus will be incorporated by reference in this Prospectus and will automatically update and supersede information included or incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference in this prospectus is included in a report filed with or furnished to the SEC by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part. In addition, all documents we file with or furnish to the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus from the date of filing or furnishing of such documents (in the case of any Report on Form 6-K, if and to the extent expressly set forth in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and annual audited consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual audited consolidated financial statements and all unaudited interim condensed consolidated financial statements and, in each case, the accompanying management’s discussion and analysis of consolidated financial condition and consolidated results of operations, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon unaudited interim condensed consolidated financial statements and the accompanying management’s discussion and analysis of consolidated financial condition and consolidated results of operations being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim condensed consolidated financial statements and the accompanying management’s discussion and analysis of consolidated financial condition and consolidated results of operations filed prior to such new unaudited interim condensed consolidated financial statements and management’s discussion and analysis of consolidated financial condition and consolidated results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

NOTICE TO U.S. INVESTORS

This Prospectus is part of a registration statement on Form F-10 (the “Registration Statement”) that the Corporation has filed or will file with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”), relating to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, provides you with a general description of the Securities that the Corporation may offer and does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on the SEC’s EDGAR website at www.sec.gov.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, CGI is subject to the information requirements of the Exchange Act, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by CGI in accordance with such requirements, are available to the public on the SEC’s EDGAR website at www.sec.gov. The Subordinate Voting Shares are listed on the NYSE. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and certain documents incorporated by reference herein may contain “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Corporation, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including, without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this Prospectus and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the SEC (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this Prospectus are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this Prospectus, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found under “Risk Factors” in this Prospectus, under Section 10, “Risk Environment” of the Annual MD&A, which are incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned sections and in other sections of this Prospectus are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

CGI INC.

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading provider of business and strategic information technology (“IT”) services with approximately 94,000 consultants and professionals worldwide, whom we refer to as CGI Partners as 88% of them are also shareholders. CGI uses the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our CGI Partners are committed to providing actionable insights that help clients achieve sustainable outcomes. They leverage best-shore centers that deliver scale, innovation and delivery excellence to every engagement.

Our executive and registered offices are located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, and our telephone number is (514) 841-3200.

For further information on the business of the Corporation, including a list of the Corporation’s subsidiaries, please see the sections “Description of CGI’s Business” and “Corporate Structure” of the Annual Information Form. Additional information about our business is also included in other documents incorporated by reference into this Prospectus, which are available under our profiles at www.sedarplus.ca and www.sec.gov.

USE OF PROCEEDS

The net proceeds to the Corporation from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

Unless otherwise set forth in the applicable Prospectus Supplement, the Corporation will not receive any proceeds from any sale of any Securities by Selling Securityholders.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material provisions which attach to the Corporation’s share capital and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such share capital, which may be found on SEDAR+ under the Corporation’s profile at www.sedarplus.ca.

The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares, all without par value, of which, as at December 17, 2025, 192,172,017 Subordinate Voting Shares and 24,122,758 Multiple Voting Shares were issued and outstanding. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As at December 17, 2025, there were no preferred shares outstanding.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada. We are exempt from the requirements of Part 12 of National Instrument 41-101 – General Prospectus Requirements on the basis that the securities that may be offered hereunder are the same class of securities distributed under the prospectus filed in connection with our initial public offering closed on December 17, 1986 (the “IPO”) and we were a private issuer within the meaning of such term under applicable securities laws in Canada immediately before our IPO.

Subordinate Voting Shares and Multiple Voting Shares

Voting Rights

The holders of Subordinate Voting Shares are entitled to one vote per share and the holders of Multiple Voting Shares are entitled to ten votes per share. As at December 17, 2025, 44.34% and 55.66% of the aggregate voting rights were attached to the outstanding Subordinate Voting Shares and Multiple Voting Shares, respectively.

Subdivision or Consolidation

The Subordinate Voting Shares or Multiple Voting Shares may not be subdivided or consolidated unless simultaneously the Subordinate Voting Shares and the Multiple Voting Shares are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Subordinate Voting Shares and Multiple Voting Shares shall also attach to the Subordinate Voting Shares and Multiple Voting Shares as subdivided or consolidated.

Rights upon liquidation

Upon liquidation or dissolution of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, all the assets of the Corporation available for payment or distribution to the holders of Subordinate Voting Shares and holders of Multiple Voting Shares will be paid or distributed equally, share for share.

Conversion Rights of Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of the Corporation), for the Multiple Voting Shares is made to the holders of Multiple Voting Shares without being made simultaneously and on the same terms and conditions to the holders of Subordinate Voting Shares, each Subordinate Voting Share shall become convertible into one Multiple Voting Share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the officers and full-time employees of the Corporation or its subsidiaries, and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Multiple Voting Shares.

The articles of the Corporation contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Corporation or the transfer agent will communicate in writing to the holders of Subordinate Voting Shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Multiple Voting Shares

Each Multiple Voting Share may, from time to time, at the holder’s option, be converted into one Subordinate Voting Share.

Issue of Multiple Voting Shares

The Corporation’s articles provide for pre-emptive rights in favour of holders of Multiple Voting Shares. Therefore, the Corporation may not issue Subordinate Voting Shares or securities convertible into Subordinate Voting Shares without offering, in the manner determined by the Board of Directors, to each holder of Multiple Voting Shares, pro rata to the number of Multiple Voting Shares it holds, the right to subscribe concurrently with the issuance of Subordinate Voting Shares or of securities convertible into Subordinate Voting Shares, as the case may be, an aggregate number of Multiple Voting Shares or securities convertible into Multiple Voting Shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Multiple Voting Shares. The consideration to be paid for the issuance of each Multiple Voting Share or security convertible into Multiple Voting Shares, as the case may be, shall be equal to the issue price of each Subordinate Voting Share or security convertible into Subordinate Voting Shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares:

•	in payment of stock dividends;

•	pursuant to the stock option plans or share purchase plans of the Corporation;

•	further to the conversion of Multiple Voting Shares into Subordinate Voting Shares pursuant to the articles of the Corporation; or

•	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Subordinate Voting Shares.

Any holder of Multiple Voting Shares may assign its pre-emptive rights to other holders of Multiple Voting Shares.

Dividends

The Subordinate Voting Shares and Multiple Voting Shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon.

Amendments

The rights, privileges, conditions and restrictions attaching to the Subordinate Voting Shares or Multiple Voting Shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Subordinate Voting Shares and Multiple Voting Shares duly convened for that purpose. However, if the holders of Subordinate Voting Shares as a class or the holders of Multiple Voting Shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment would, in addition, have to be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Subordinate Voting Share and each Multiple Voting Share carry the same rights, rank equally in all respects and are to be treated by the Corporation as if they constituted shares of a single class.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Corporation has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Subordinate Voting Shares and Multiple Voting Shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 17, 2025, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Corporation has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank after the First Preferred Shares, but prior to the Subordinate Voting Shares and Multiple Voting Shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 17, 2025, no Second Preferred Shares were outstanding.

DESCRIPTION OF OTHER SECURITIES

The applicable Prospectus Supplement will provide, as required, the specific terms of the Debt Securities, the Warrants, the Subscription Receipts and/or the Units with respect to an offering of such Securities by the Corporation pursuant to such Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capital of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement. There have been no material changes to the Corporation’s share and loan capital since September 30, 2025, the date of the Corporation’s most recently filed audited annual consolidated financial statements.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

The applicable Prospectus Supplement will provide the plan of distribution with respect to the sale of Securities pursuant to such Prospectus Supplement.

TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian and United States federal income tax consequences generally applicable to an investor acquiring, holding and disposing any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus, including the documents incorporated by reference herein, and any applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, as well as in the applicable

Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, financial condition, operating results and future prospects, and your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition, operating results and future prospects. We cannot assure you that we will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see section 10, “Risk Environment”, of the Annual MD&A which is available under our profiles on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters will be passed upon on our behalf by Fasken Martineau DuMoulin LLP, of Montréal, Québec and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditor of the Corporation is PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, at their office in Montréal, Québec. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar of the Subordinate Voting Shares and of the Multiple Voting Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto, Ontario.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Mary G. Powell, Alison C. Reed, George D. Schindler, Kathy N. Waller and Frank Witter, each a director of CGI, reside outside of Canada. Each of the aforementioned individuals has appointed CGI Inc., located at 1350 René-Lévesque Blvd. West, 25th Floor, Montréal, Québec, Canada, H3G 1T4, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CIVIL LIABILITIES IN THE UNITED STATES

The Corporation is governed by the laws of the Province of Québec and its principal place of business is outside the United States. Several of the Corporation’s officers and directors reside outside the United States, some or all of the experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and a substantial portion of the assets of CGI and said persons may be located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation filed or will file with the SEC, concurrently with the Registration Statement (as defined below) of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CGI Technologies and Solutions Inc., 11325 Random Hills Road, Fairfax, Virginia 22030, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

•	the documents listed as being incorporated by reference in this Prospectus under the heading “Documents Incorporated by Reference”;

•	consent of PricewaterhouseCoopers LLP;

•	powers of attorney of the directors and certain officers of CGI;

•	debt indenture dated as of March 14, 2025 between CGI and Computershare Trust Company, N.A.;

•	form of debt indenture; and

•	statement of eligibility of trustee on Form T-1.

The Form F-X of the Company also has been or will be separately filed with the SEC. A copy of the form of any applicable warrant indenture or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the Exchange Act.